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                                                                     Exhibit 13


December 5, 2000

Mr. Gerhard Burbach
22 Seville Way
San Mateo, CA 94402

Re: Executive Severance Agreement dated September 2, 1998 (the "Agreement")

Dear Mr. Burbach:

     This is to confirm our understanding regarding amounts that will be due you under the above-referenced Agreement upon the completion of the pending transaction (the "Transaction") between ADAC Laboratories, Inc. ("ADAC") and Philips Electronics North America Corporation ("Philips").

     If the Transaction is completed in calendar year 2000, you agree that no Severance Payment will be due under Section 2 of the Agreement and no "fringe benefits" continuation under Section 5 of the Agreement as a result of the Transaction.

     If the Transaction is completed in calendar year 2000, you have agreed to surrender to ADAC without payment 54,100 restricted shares of ADAC common stock that you acquired October 20, 2000, in order to reduce the value of the accelerated vesting of the balance of your restricted stock and your stock options which would otherwise be treated as a "excess parachute payment," as such term is defined under Internal Revenue Code Section 280G ("IRC 280G") to an amount that is below three times your "base amount" as defined under IRC 280G.

     If the Transaction is completed after calendar year 2000, your base amount for purposes of IRC 280G will increase, in which case you and we will make new determinations regarding whether any Severance Payment is due under the Agreement and the number of restricted shares of ADAC common stock, if any, that you need to surrender to stay within the IRC 280G limitation referred to in the preceding paragraph.

     Assuming that the Transaction is completed in calendar year 2000 at a price of $18.50 per share, you will be paid at the closing of the Transaction, in accordance with the tender offer procedures, $2,309,775 for your ADAC restricted stock and stock options, which amount is net of the exercise price of such options. You will not be required to place any portion of such funds into escrow pursuant to Section 3 of the Agreement.


     Please sign below to indicate your concurrence in the above.


                                    Sincerely,

                                    /s/ Tim Mickelson
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                                        Tim Mickelson
                                        President


Agreed: /s/ Gerhard Burbach
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            Gerhard Burbach